

Company Name	Delee
Logo	
Headline	A blood testing device for early diagnosis of cancer and treatment monitoring
Cover photo	



Hero Image



Tags Female Founders, Science, Tech, Health

Pitch text

Summary

- A blood testing device that isolates and analyzes circulating tumor cells
- Aids to early diagnose cancer and to monitor the therapies effectiveness
- Y Combinator company that has raised over $1.3 million USD in funding
- Presales with a value of $1.4 million USD
- By 2023 this market will reach a valuation of 28.3 billion USD
- Delee has a fully functional precommercial technology
- The technology is being successfully tested for prostate cancer

Problem


1 in 5 men & 1 in 6 women
will develop cancer

According to the WHO, in 2018, the global cancer burden increased to 18.1 milli cases, causing 9.6 million deaths. Despite the many advances in the matter of tr it is estimated that **in 2040, cancer cases will increase to 29.5 million, and approximately 16.3 million will die because of it**. One of the main reasons **ca such a high mortality rate is due to the current lack of clinical tests** with su sensitivity and specificity to **enable a timely diagnosis** of this disease. In additi **scarcity of technological resources to provide effective monitoring of the treatments applied, significantly reduces the patients' chances of survival** isolation of circulating tumor cells from the blood is a novel alternative to addres issues.

Finding the needle in the hay stack

For most types of cancer, when a person develops a tumor, even if it hasn't spre releases malignant cells into the bloodstream, known as circulating tumor cells which play a key role in establishing metastasis in other organs.



In the past few years, it has been demonstrated that **CTCs can be isolated fror** facilitating their enumeration and analysis. **This could enable early cancer dia and allow the proper monitoring of the therapies' effectiveness when bein administered to the patient**. However, the isolation of these malignant cells fr represents a major technological challenge due to their rareness. You can find ~ billion cells in 7 ml of blood but, in a cancer patient, only 1 to 50 of those would cells; this is equivalent to identifying just a couple of people within the populatic Earths.



Even though there are cell sorting methods such as flow cytometry, density grac centrifugation, among others, **they do not have sufficient sensitivity and spec isolate CTCs**. To be able to detect these rare cells, **current methods would ha ~100X more sensitive**.

Solution

CytoCatch: detecting circulating tumor cells

At Delee we have created the CytoCatch™, a device that with a simple blood starts a rapid process to **successfully isolate circulating tumor cells**.

Unlike other tests, **CytoCatch**™ **possesses the required sensitivity and spec** analyze the CTCs genetic features, as well as predictive and therapeutic marker expressed on them. **Facilitating the early detection of cancer and enabling personalization and optimization of each patient's treatment**. Because of th patients and their families will be able to save time, reduce costs, prevent side e inefficient therapies, and more importantly, **increasing their odds of defeating**

CytoCatch™ has the sensitivity to dete
1 tumor cell out of 37.5 billion blood c



Product

Able to diagnose and monitor treatment

Once blood samples have been previously extracted by conventional methods,
CytoCatch™ isolates the CTCs and automatically performs the necessary
procedures to stain the captured cells with fluorescent antibodies, in orde
discriminate the tumor ones from the other cellular components of the blood. La
integrated imaging system, which possesses artificial intelligence algorith
analyzes the malignant cells, based on their morphology and the expression c
antigens.

Our device is capable to individually collect tumor cells by implementing
micromanipulation techniques, **enabling to perform molecular analysis and a**
genetic characteristics of the CTCs. Finally, a report with the results will be g
physician.



Clinical applications

The **CytoCatch™ has the specificity and sensibility required to successfull**
and analyze circulating tumor cells from blood, deriving on the following clir
applications:



EARLY DETECTION

CTCs have the potential to be used as a biomarker for r
and early cancer detection.

THERAPY MONITORING

Measuring CTCs levels in patients and monit
changes over time is associated with the eff
of the administered therapies.

PERSONALIZED MEDICINE

The analysis of CTCs can enable the contini
assessment of mutations that cause therape
susceptibility or resistance to specific targetec



providing physicians with paramount informatior
optimizing cancer treatments.

PREDICT DISEASE EVOLUTION

CTCs can be used as a prognostic indicator of disease progress
overall survival in patients.

Benefits

The early detection of cancer and the personalization of treatments for ea
can be translated into invaluable benefits for them and their families; the most ir
and the main reason for our work is to **increase their chances of defeating ca**
saving their lives. Monitoring the effectiveness of cancer therapies could also
the overall investment cost and the negative side effects caused by drugs t
not be effective.



For what types of cancer?

There is clinical evidence that supports CTCs as a powerful biomarker that can
early detect cancer and to monitor the effectiveness of the therapies that are be
administered to patients with cancer, such as **prostate, breast, colorectal, lun**
cervical, melanoma, ovarian, among others. From the types mentioned above
four, alone, are responsible for more than a third of the defunctions occasioned

disease.



Traction

Presales with a value of **$1.4 million US**

We've gotten great traction since our pre-commercial launch of the CytoCatch™
To date, **presales with a value of $1.4 million USD** in potential revenue **have**
secured from research centers of various hospitals, to use our technology
FDA clearance. In addition, we've received attention from major research instit
industry partners, including Harvard University, Stanford University, TEC de Mor
UANL, among others.

Delee has partnered with Sheppard Mullin, one of the top multinational intellect
property firms, to develop a strong IP strategy that strengthens our business glo
We've submitted both an international patent application PCT and provisio
patent applications that encompasses hardware, software, biological prot
applications, and data analysis methods.



Our work has been published in top peer-reviewed journals, and has been
presented in various international conferences. Recently, our research was a
by the Fundació Puigvert, a highly renowned international institution in the urolo
as the best clinical work presented at the congress of the American Confederat

as the best clinical work presented at the congress of the American Confederat
Urology, this validates the interest of the medical community in our technology.

Customers

A tool for researchers and pharma

Prior to FDA clearance, Delee plans to commercialize the CytoCatch™ as a research tool; being **pharmaceutical com**
research centers our main customers. Once the technology obtains the FDA approval, it can be commercialized, as a
diagnostic medical device, to **hospitals and laboratories.**

Business Model

Recurring revenue through consumable and reagent sal

Prior to FDA clearance, **the razor and blades business model** will be followed, obtaining recurrent revenue by selling
reagents and consumables to perform each test. This model will be maintained after obtaining FDA approval for the
commercialization of our technology.



Market

A $28.3B market by 2023

According to the report published by Market Research Future, in 2017, **the glob**

for circulating tumor cells was valued at 9.39 billion USD, and it is estimated t

end of 2023 it **will reach a valuation of 28.3 billion USD**. The increase in mark

tion will be driven by the increment of the number of new cases and the expect

ty over time.

At Delee we are aiming to initially validate the CytoCatch™ in **prostate and bre**

and to further expand the validation to other types, such as **lung and colorecta**

Because **these four types of cancer are responsible for 40% of the new ca:**

wide, triggering the deaths of 3.6 million people a year.



The circulating tumor cells market will reach a valuation of **28.3 billion USD** by the end of 2023.

Competition

The more effective way to capture CTCs

Most tests employed as auxiliaries for cancer diagnosis and therapies' monitori

measure tumor marker levels in blood, typically proteins like PSA, CA 125, and A

prostate, ovarian, and liver cancer, respectively. Nevertheless, those tests lack s

sensitivity and specificity, leading to an elevated number of false positive and ne

results.

The isolation and analysis of CTCs is a relatively new practice, and physicians ai

to recognize all its potential benefits. Most CTCs technologies, including the Ce

System, which is considered the gold standard, rely on the existence of specific

on the cell membrane to capture CTCs. However, cancer cells are incredibly

heterogeneous; when entering the bloodstream, they undergo a process in whic

proteins used to capture CTCs are downregulated, limiting the capture of tumor

subpopulations with diminished expression of these specific proteins, thereby l

valuable information. **Our technology changes the norm by isolating CTCs**

irrespective of the level of proteins expressed in their membranes, allowir

capture cells that other technologies can't.

Vision

Launching the CytoCatch in 2020

What's been done

2017



Q1 Development of an early-stage prototype of the **CytoCatch**™



Q4 $1.3 million USD raised in s
funding



2018



Q3 Development of a fully automated prototype of the **CytoCatch**™

Q4 Implementation of AI algori
automatically enumerate th
cells captured from a blood







2019



Q1 Assessment of the **CytoCatch**™ prototype performance in a laboratory setting

Q3 Preliminary clinical validatic
CytoCatch™ prototype with
samples from prostate canc







Q4 Meeting with a consulting firm to establish a clear pathway and strategy looking for FDA clearance

What will be done

2020



Q3 Finishing the commercial version of the **CytoCatch**™ device

Q4 Commercial launch of the C
device as a research tool




CytoCatch
Q3 Establishment of partnerships with different research groups that pre-validate the CytoCatch™ device on prostate and breast cancer
2021
Q1 Series A fundraise
Q3 Clinical validation on pros
breast cancer patients
2023
FDA
Q2 FDA Clearance and commercial launch of the Cytocatch™ device as an in vitro diagnostic medical device

Investors

Delee is a Y-Combinator company

Delee has secured over **$1.3 million USD** in funding from Wall Street, Silicon Valley, and healthcare investors.

Founders



Liza V

Chief Executive Offic







Co-Founder, and acting Chief Executive Officer (CEO) at Delee Corp. Vela
Combinator alumna, and received a Bachelor of International Business degree, s
laude, from the Tecnológico de Monterrey. Throughout her career she has raise
million USD through investments, government funds and multiple awards. At Del
has been responsible for the development and execution of the company's strat
while leading a multidisciplinary team that has created a technology successfull
patients with prostate cancer, for the isolation and analysis of Circulating Tumor
presales that exceed $1.4 million USD. Additionally, she has enabled the estab
strong relations with top hospitals and research centers. Velarde's outstanding
been highly regarded by international institutions such as Cartier Women
Awards and WeXchange (from the Inter-American Development Bank). On Oct
she was acknowledged as one of the 50 most relevant people who are tra
Mexico, and was invited as a speaker on various international panels about
entrepreneurship such as WeXchange 2019 and The Economist: War on Cand
2019. She also led and supervised the development of the Zen Fluidics™ scien
group of products that enables researchers to develop their own microfluidic ap



Juan Felij
Chief Operating Office

 

Co-Founder, and acting Chief Operating Officer (COO) at Delee Corp., whe
actively participates in the development and execution of the company's strat
Yee is a Y Combinator alumnus, and completed his B.Sc. in Biomedical Engineer
M.Sc. in Electronic Engineering at the Tecnológico de Monterrey. He has sp
decade working and collaborating in the development of various medical d
biosensors such as a high intensity phototherapy LED source to treat hyperbiliru
newborns, substrates made from carbon nanofiber mats coated with gold nanop
the detection of specific molecules in simple solutions by SERS spectros
microfluidic devices for cell isolation based on antigen-antibody interactions, ine
and dielectrophoresis. Yee has collaborated with the Biomedical Engineering
Tecnológico de Monterrey in projects related to biomaterial and tissue engineeri
development of organ-on-chip systems. He is a co-creator of the CytoCatch™, a
isolates and analyzes circulating tumor cells from blood samples, and the Zer
scientific line, which targets the microfluidics market.



Alejandro A
Chief Technology Offic

 

 

Co-Founder, and acting Chief Technology Officer (CTO) at Delee Corp., w
responsible for the design and execution of Delee's strategic plans regarding
product development. Abarca is a Physicist, and a Y Combinator, Singularity Univ
a Royal Academy of Engineering LIF alumnus. He has over ten years of
developing and producing medical devices and biosensors such as a microflu
for the isolation of rare cell subpopulations based on dielectrophoretic
manufacturing methods for embedding metal electrodes onto thermop
microfluidic applications, and an automated imaging system based on fluore
study cellular properties. Abarca also has collaborated in projects related to biop
point-of-care applications with various research groups at Tecnológico de Mor
areas of expertise include microfabrication, manufacturing techniques for mass
optics, and cell separation based on physical properties. He is a co-creator
Fluidics™ scientific line and the CytoCatch™ system, a device that isolates an
circulating tumor cells from blood samples for the early diagnosis and monito
efficiency of cancer therapies.

Directors



Joost Le

 



Over 20 years experience in succesfully driving top and bottom line growth for
and professional business in and across multiple geographies. He served as Ser
Global Head of Commerce responsible for Global Sales and Marketing for th
Imaging Bussiness of Phillips Healthcare. Prior to that, Joost had occupied s
positions in the Phillips Organization, including Senior VP and CEO of Philips I
Central and Eastern Europe, Senior VP and General Manager of Philips Lightning
Senior VP, CEO and General Manager of Philips Electronics RUC in the He
Consumer Lifestyle area, amongst others. He was the COCIR President, the
Trade Association representing the medical imaging, health ICT, and elec
industries. Joost completed an Executive Program in Strategy and Organiza
Stanford Business School and a Master in Business Economics at the Ur
Groningen.



Gabriel A. Ham

  

American financial executive, and serial entrepreneur. He founded two financi
companies, a $3 billion USD mutual fund family sold to Oppenheimer Funds in
Alerian, a financial indexing company with $15 billion USD in assets, sold in
private equity consortium; both companies were wholly founder-owned. Addi
founded and served as the Chief Executive Officer, President and Portfolio M
SteelPath. Hammond is currently the CEO of Yleana Global Advisors, a multinat
management firm. He is also an investor and member of the board of director
where he provides counsel to the organization, setting goals along with Delee for
participating in the development of the company's strategic plans. Hammond
from Johns Hopkins and is currently pursuing his Ph.D. at Harvard University.

Scientific and Medical Advisory Board

Mario Moisés Alvarez
Ph.D.

  

 



Director of the Biomedical Engineering Group at Tecnológico de Monterrey. A
been a Visiting Professor at the Harvard-MIT Health Sciences and Technolog
Harvard Medical School, and a Visiting Professor at the Microsystems T
Laboratories (MTL) at the Massachusetts Institute of Technology. His research
focused on the integration of bio-, micro-, and nanotechnologies into tissue, t
and biopharmaceutical engineering applications. His current academic pro
mainly focused on bioprinting, biomaterial and tissue engineering, devel
organ-on-chip systems, point of care diagnostics, and biopharmaceutical en
Professor Alvarez completed an industrial postdoctoral stay at the In
Pharmaceutical Technology at Bristol-Myers Squibb Company, USA. He holds
Chemical and Biochemical Engineering from Rutgers University, a M.Sc. in Ch
Biochemical Engineering from Rutgers University, a M.Sc. in Chemical Engine
Tecnológico de Monterrey, and a B.Sc. in Biochemical Engineering from Tecn
Monterrey. Alvarez has published 85+ papers in international journals. He has be
with three US patents and twelve Mexican patents. Alvarez is a permanent mer
Mexican Academy of Sciences and a member of the National Research System
has been awarded with the highest ranking for Mexican researchers (SNI Level

David Mohler
M.D.

  

 



Orthopaedic Surgical Oncologist, Clinical Professor, and Chief of the Musc

Tumor Service Department of Orthopaedic Surgery and Sports Medicine from

University Medical Center. Mohler received his B.Sc. from Stanford University a

from Cornell University Medical College. He completed an internship in General

UCLA, a residency in orthopedic surgery at the Hospital for Special Surg

Metabolic Bone Disease/Bone Tumor fellowship at the Memorial Sloan-Ketteri

Center. With over three decades of experience in the field, he has authored and c

more than 35 papers in peer-reviewed journals, 5 book chapters, and colla

various research projects. Mohler is currently a member of several prestigious a

such as the Orthopaedic Research Society, the American Academy of O

Surgeons, the Musculoskeletal Tumor Society, among others. He has an Americ

Orthopaedic Surgery certification and has been honored with awards like the Al

Alpha, The National Research Service Award and the Saul Halpern, MD O

Educator Award.

Grissel Trujillo de Santiago
Ph.D.








Professor at the School of Engineering and Sciences at Tecnológico de Monterre

trained as a Chemistry & Pharmacy Biologist at Universidad Autónoma de N

(summa cum laude); she obtained her M.Sc. degree in Biotechnology (summa

from Tecnológico de Monterrey; and she received her Ph.D. degree in Biotechn

Tecnológico de Monterrey. Dr. Trujillo de Santiago conducted research in Materia

at the Università degli Studi di Napoli Federico II (Naples, Italy) during her Ph.[

She was a Postdoctoral Research Fellow at Dr. Khademhosseini's Lab in the H

Health Sciences and Technology Division for 2 years and the Microsystems T

Laboratories at MIT, where she collaborated in several projects related to b

engineering, bioprinting, tissue engineering, organ-on-chip systems, and po

applications. She has published 30 papers in Indexed International Journals and

chapter, has been awarded with a Mexican patent, and has more than thirty pa

in International Conferences. She was a recipient of the For Women in Science A

the L'Oreal-UNESCO-CONACyT-AMC foundation in 2019. Her main area of ir

expertise is the design and fabrication of biomaterials suitable for biomedical a

applications such as Tissue Engineering and organs-on-chip. Dr. Trujillo d

research is currently focused on the development of novel platform-technologie

chaos to produce 3D micro- and nanostructures in fluid biopolymers.

Lauro S. Gómez
M.D., Ph.D.
UAB Universitat Autònoma de Barcelona
Université de Paris
UANL
UNIVERSIDAD AUTÓNOMA DE NUEVO LEÓN
Sociedad Mexicana de UROLOGIA
Fundació Puigvert
Urologist and Research Director of the Department of Urology at the Universi
"Dr. José Eleuterio González". He has over 30 years of experience in the o
pediatric and male infertility fields, has authored and co-authored over 60
peer-reviewed journals, and is a reviewer of various specialized medical jour
President of the School of Urologists of Nuevo León, a permanent member of th
Academy of Surgery and the Mexican Society of Urology, and a member of th
Research System. Lauro completed his M.D. and specialty in urology at the U
Autónoma de Nuevo León, and received his subspecialty in pediatric urology,
and microsurgery from the Puigvert e Institut Dexeus Foundation of the Au
University of Barcelona and Necker Hospital of the Paris University.















Team

	Liza Velarde	Founder & CEO
	Juan Felipe Yee	Founder & COO
	Alejandro Abarca	Founder & CTO
	Joost Leeflang	Director
	Gabriel Hammond	Director

	Brenda Soto	Biotechnology Research Scientist
	Diana Aráiz	Biotechnology Research Scientist
	Rolando Delgado, Ph.D.	Biochemical Research Scientist
	Miguel Esparza, Ph.D.	Electronics Research Scientist
	Carlos Aguilar, Ph.D.	Artificial Intelligence Research Scientist
	Franco Chacón	Software & Firmware Engineer
	Jorge Zamora	Hardware & Electronics Engineer
	Mauricio González	Biomedical Engineer
	José Roberto Yee	Product & UI Engineer
	Karen Velarde	Marketing & Strategic Specialist
	Alitzel Trueba	Product Designer
	Marisol Abarca	Mechanical Design Engineer

	Mario Moisés Alvarez, Ph.D.	Scientific Advisor
	David Mohler, M.D.	Medical Advisor
	Grissel Trujillo, Ph.D.	Scientific Advisor
	Lauro Gómez, M.D., Ph.D.	Medical Advisor

Perks

$500	You'll have a special mention on our website as a distinguised investor. We'll send you 1(pictures of tumor cells captured from patients' blood.
$1,500	All of the above Thank You letter from a patient enrolled in our clinical trial.
$5,000	All of the above A USB personalized with the company logo and your name.
$10,000	All of the above Be immortalized on one of our commercial units where an engrabed QR include both, your name and picture.

FAQ

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